Exhibit 99.1

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on October 28, 2021

To the Shareholders of TDH Holdings, Inc.:

Notice is hereby given that the Annual Meeting of the Shareholders of TDH Holdings, Inc. (the “Company”) will be held on October 28, 2021 at 9AM local China time (or 9PM Eastern Standard Time), at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing,, People’s Republic of China. The meeting is called for the following purposes:

1.	To elect Dandan Liu and Feng Zhang to serve as Class A directors until the 2024 Annual Meeting of Shareholders or until each successor is duly appointed.

2.	To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021.

3.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on September 15, 2021 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about September 21, 2021. All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly at the place designated for the Annual Meeting prior to the meeting. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States). This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://ir.tdhpet.com.

By Order of the Board of Directors,

/s/ Dandan Liu
Dandan Liu, CEO and Chair

Dated: September 21, 2021

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of TDH Holdings, Inc. (the “Company,” “TDH” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China on October 28, 2021, at 9AM local China time (or 9PM Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, facsimile: (646) 536-3179, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of the Company’s common shares (the “Shares”) of record at the close of business on September 15, 2021 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 54,949,995 shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. No less than one-third (1/3) of the votes of the shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum. Such quorum may be represented by only a single shareholder or proxy.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted. The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to ratify the appointment of independent certified public accountants.

Only shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 11:59 p.m. EST on October 26, 2021/11:59 a.m. Beijing time on October 27, 2021 to be counted. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States).

If you are a “street name” holder, you are considered the beneficial owner of shares held in street name and your broker or nominee is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote your shares. You are also invited to attend the Annual Meeting and vote your shares in person; however, in order to vote your shares in person, you must provide us with a legal proxy from your bank, broker or other stockholder of record. If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

If you are a registered stockholder of record, meaning that your shares are registered in your name, you have four voting options. You may vote:

●	over the Internet at the web address noted on the proxy card you received (if you have access to the Internet, we encourage you to vote in this manner);

●	by email, by emailing your signed proxy card to vote@vstocktransfer.com;

●	by signing and dating your proxy card and mailing it in the prepaid, pre-addressed envelope enclosed therewith;

●	by fax, by faxing your signed proxy card to (646) 536-3179; or

●	by attending the Annual Meeting and voting in person. You are deemed present at the meeting if you participate by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

If on the record date, your shares were held in street name through a bank, broker or other nominee, then you must vote in accordance with the voting instructions provided to you by your bank, broker or other nominee. If your shares are held in street name, you still may be eligible to submit a proxy electronically. Beneficial holders whose shares are held in street name and who plan to vote at the Annual Meeting must obtain a legal proxy, executed in their favor by or on behalf of their bank, broker or other nominee, to be able to vote at the Annual Meeting, and should contact such bank, broker or other nominee for instructions on how to obtain a legal proxy.

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

PROPOSAL 1

Election of Directors

The Board has nominated Dandan Liu and Feng Zhang, Class A Directors, to serve until the 2024 annual meeting of shareholders or until each successor is duly appointed. Ms. Liu is currently serving as a Class A Director, and Mr. Zhang has been nominated to serve in the position previously held by Rongfeng Cui.

It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

        Dandan Liu was appointed as the Company’s Chief Executive Officer effective as of August 2, 2019. Dandan Liu has served as a Class A director of the Company since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and served as its Chief Executive Officer and Chairman from June 2012 to July 2020. Ms. Liu’s valuable entrepreneurial, management, and investment experience together with her in-depth knowledge of the Company provide her with the qualifications and skills to serve as a director of our Company.

Feng Zhang was appointed as the Company’s Chief Financial Officer on February 19, 2020. From August 2018 to September 2019, Feng Zhang worked as Senior Accounting Manager for Beijing Longguang Energy Technology Co., Ltd. From July 2017 to July 2018, Mr. Zhang worked as Accounting Manager for Hebei Yinlong Renewable Energy Co., Ltd. From March 2015 to June 2017, Mr. Zhang worked as Audit Manager for Beijing Xinghua Certified Public Accountants Firm (Partnership). From June 2006 to February 2015, Mr. Zhang worked as Accounting Manager for Boda Instrument Group Co., Ltd. Mr. Zhang is a Certified Public Accountant and received his bachelor degree in Assets Appraisal from Hebei Agricultural University. Mr. Feng’s accounting experience and acumen, along with his knowledge of the Company provide him with the qualifications and skills to serve as a director of our Company.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and are voted. The Board of Directors Recommends Voting “For” the election of the above Nominees.

The Board and Board Committees

During the year ended December 31, 2020, the Board met, in person or via teleconference, 5 times. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Our Class A directors shall face re-election at this annual general meeting of shareholders and every three years thereafter. Our Class B directors were reelected at our annual general meeting of shareholders in 2019 and every three years thereafter. Class C directors were reelected at our annual general meeting of shareholders in 2020 and every three years thereafter. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qiu Li, Caifen Zou, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “Audit Committee financial expert.”

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Caifen Zou, Qiu Li, and Owens Meng, with Caifen Zou serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

The Nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Committee a candidate for election to the Board should send their letters to TDH Holdings, Inc., Attention: Secretary, c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. The Company’s Charter documents do not set forth shareholder nomination procedures.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2020 and 2019 to our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Dandan Liu (1)	2020	60,000	-	60,000
	2019	5,000	-	-

Feng Zhang (2)	2020	30,850	-	30,850
	2019	-	-	-

Cui Rongfeng (3)	2020	-	-	-
	2019	14,585	-	13,549

Cui Rongbing (4)	2020	-	-	-
	2019	17,768	-	10,386

(1)	Appointed as the Company’s Chief Executive Officer effective as of August 2, 2019. Ms. Liu didn’t take a salary at the Company during 2019.

(2)	Appointed as the Company’s Chief Financial Officer on February 19, 2020 at an annual base salary of approximately $30,850.

(3)	The Company’s former President and former CEO was removed by the Company’s Board effective as of August 2, 2019.

(4)	The Company’s former CFO; the Company determined not to renew his initial term of employment expiring on August 31, 2019 for another term.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Retirement Benefits

As of December 31, 2020, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Dandan Liu, CEO and Chair

On August 2, 2019, TDH Holdings, Inc. entered into an employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 2, 2019 and terminating on July 31, 2022), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s salary is USD 1,000 per month until end of December, 2019. Thereafter Ms. Liu’s annual salary is USD 60,000 payable in 12 equal monthly installments until July 31, 2022. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Feng Zhang, CFO

On February 1, 2020, Qingdao Tiandihui entered into an employment agreement with Feng Zhang to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of three years, (commencing as of February 1, 2020 and terminating on January 31, 2023). Under the terms of this agreement, Mr. Zhang’s annual salary is RMB 228,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 15-day advance notice to the other party. The Company will reimburse Mr. Zhang for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our non-employee directors during each of the years ended December 31, 2020 and 2019.

BENEFICIAL OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth, as of September 21, 2021, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 54,949,995 shares issued and outstanding as of the record date. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage

Dandan Liu	27,093,921	49.3%
Feng Zhang	-	-
Caifen Zou (1)	-	-
Qiu Li (1)	-	-
Owens Meng (1)	-	-

Directors & executive officers as a group (5 persons)	27,093,921	49.3%

Zou Ventures LLC (2)	5,400,000	9.8%
Zuhua Zou	4,700,000	8.6%
Easthill Capital Management LLC	5,400,000	9.8%
5% or Greater Shareholders as a group (2 persons)	15,500,000	28.2%

(1)	Independent director.

(2)	Yi Zou, the managing member of Zou Ventures LLC has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all such common shares. Mailing address for this shareholder is 107 Iron Gate, Irvine CA 92618.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2020	2019
Tide	$46	$43
Rongfeng Cui	44,484	41,673
Less: Allowance for credit losses	(44,530)	(41,716)
Due from related parties, net	$-	$-

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represents overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2020	2019
Rongbing Cui	10,724	10,046
Rongfeng Cui	31,297	29,341
Total	$42,021	$39,387

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2020	2019
Rongfeng Cui	$782,773	$751,029
Yuxiang Qi	172,471	112,778
Yan Fu	30,639	28,703
Total	$985,883	$892,510

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2019 and 2020 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans – related parties as of December 31, 2020 and 2019. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The Company borrowed unsecured short term loans from related parties in the amount of $49,350 and $4,791,403 during the years ended December 31, 2020 and 2019, respectively. Interest rate for the loans outstanding during the year ended December 31, 2020 ranged from 0% to 25% per annum. The Company made repayment in the amount of $0 and $1,080,947 during the years ended December 31, 2020 and 2019, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. The loan was repaid in full during the year ended December 31, 2019.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. As of December 31, 2020 and 2019, the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

The interest expenses for loans from related parties amounted to $43,835, $632,251 and $95,091 for the years ended December 31, 2020,2019 and 2018, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2020	2019	2018
SALES TO:
Like	$-	$-	$1,167,933
Zhenyu	-	5,778	-
Quanmin Chongai	-	187,063	-
Liujiayi	-	-	25,832
TDH Group BVBA	-	-	325,766
Total Sales	$-	$192,841	$1,519,531
PURCHASES FROM:
Zhenyu	$-	$-	$28,872
TDH Group BVBA	-	-	2,689
Total Purchases	$-	$-	$31,561
SERVICE PROVIDED BY:
Hanyinhe	$-	$-	$9,373
TDH Group BVBA	-	-	278,396
TDH JAPAN	-	-	134,181
Total Services Consumed	$-	$-	$421,950

For the years ended December 31, 2020, 2019 and 2018, the cost of revenue in connection with sales to related parties were $0, $178,636 and $1,448,533, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive loss.

During the years ended December 31, 2020, 2019 and 2018, inventories purchased from related parties in the amount of $0, $0 and $26,698, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivables from related parties, net

	December 31,	December 31,
	2020	2019
Like	$-	$96,580
Quanmin Chongai	-	29,509
Less: Allowance for credited losses	-	(126,089)
Accounts receivables – related parties, net	$-	$-

Accounts payable to related parties

	December 31,	December 31,
	2020	2019
Yinhe Jiutian	$119,629	$112,069
Kangkang Family Farm	5,022	4,705
Zhenyu Trading	64	60
Total	$124,715	$116,834

Leases from related parties

The Company has entered into certain lease agreements with its related parties. Operating lease right-of-use assets and operating lease liabilities arising from leases with related parties are as follows:

	December 31,	December 31,
	2020	2019
Operating lease right-of-use assets, related parties	270,852	286,670
Operating lease liability-related parties, current	195,231	137,347
Operating lease liabilities-related party, non-current	274,794	286,875
Total operating lease liabilities, related parties	$470,025	$424,222

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Malone Bailey LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2020 fiscal year. During 2020, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit. In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Caifen Zou, Qiu Li, Owens Meng

PROPOSAL 2

Ratification of Independent Auditors

The following table represents the approximate aggregate fees for services rendered by MaloneBailey LLP for the periods indicated:

	December 31, 2020	December 31, 2019
Audit Fees	$195,000	$160,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$195,000	$160,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Vote required for approval

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to ratify the appointment of independent certified public accountants.

The Board Recommends Voting “FOR” this Proposal.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, TDH Holdings, Inc., c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

September 21, 2021	By Order of the Board of Directors

/s/ Dandan Liu
	Name:	Dandan Liu
	Title:	Chief Executive Officer and Chair

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EST) on October 26, 2021.

CONTROL #

VOTE BY MAIL
Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE BY E-MAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual Meeting to be held on October 28, 2021 at 9:00 a.m. Beijing China time (9 p.m. EST)

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be reduced by 11:59 p.m. EST on October 26, 2021 / 11:59 a.m. Beijing time on October 27, 2021.

Annual Meeting of Shareholders - TDH Holdings, Inc.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends that you vote FOR each director nominee:

(1) **To elect two (2) Class A Directors listed below to serve terms ending at the third succeeding annual meeting of shareholders in 2024 our until their respective successors are duly elected and qualified.**

☐ FOR NOMINEES LISTED BELOW ☐ WITHHOLD AUTHORITY TO VOTE FOR NOMINEES LISTED BELOW

INSTRUCTION: TO WITHOLD AUTHORITY FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Dandan Liu 02 Feng Zhang

The Board of Directors recommends that you vote FOR for the following item:

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date __________ **Signature** __________ **Signature, if held jointly** __________

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

TDH HOLDINGS, INC.

Proxy for the Annual Meeting of Shareholders

TO BE HELD ON OCTOBER 28, 2021

9:00 a.m. Beijing Time

(9:00 p.m. Eastern Time, October 27, 2021)

TDH HOLDINGS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Dandan liu, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of TDH HOLDINGS, Inc. (the “Company”), which the undersigned held of record on September 15, 2021 and will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on October 28, 2021 at 9AM local China time (or 9 PM Eastern Standard Time on October 27, 2021) at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, China, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of the nominees to the board of directors, and “FOR” the ratification of Malone Bailey LLP.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on October 28, 2021 at 9:00 a.m. local China time. ☐

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by TDH Holdings, Inc., in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address:

(Continued and to be signed on Reverse Side)